Exhibit 99.3

Baozun Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: BZUN; HKEX Stock Code: 9991)

NOTICE OF ANNUAL GENERAL MEETING

to be held on June 15, 2023 (or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Baozun Inc. (the “Company”) will be held at Unit 1701-1707 & 1716, 17/F., BEA Tower Millennium City 5, 418 Kwun Tong Road, Kwun Tong, Hong Kong, on Thursday, June 15, 2023 at 2:00 p.m., Hong Kong time (or 2:00 a.m. on Thursday, June 15, 2023, New York time), and at any adjourned meeting thereof, for the following purposes:

AGENDA

To consider and, if thought fit, pass the following resolutions:

ORDINARY RESOLUTIONS

1.	To receive and consider the audited consolidated financial statements for the year ended 31 December 2022 together with the report of the directors of the Company (the “Directors”) and the independent auditor’s report.

2.	(a)	To re-elect the following retiring Directors:–

(i)	Mr. Yiu Pong Chan as an independent Director.

(ii)	Mr. Steve Hsien-Chieng Hsia as an independent Director.

(iii)	Mr. Benjamin Changqing Ye as an independent Director.

(b)	To authorize the board of Directors (the “Board”) to fix the Directors’ fees.

3.	To re-appoint Deloitte Touche Tohmatsu as auditor of the Company and authorize the Board to fix its remuneration.

To consider and, if thought fit, to pass with or without amendments, the following resolutions as ordinary resolutions:

4.	“THAT the grant of 1,752,984 restricted share units (the “RSU(s)”) to Mr. Vincent Wenbin Qiu (“Mr. Qiu”) in accordance with the terms of the share incentive plan approved by the shareholders of the Company (the “Shareholders”) on October 21, 2022 and effective from November 1, 2022, subject to all applicable laws, rules, regulations and the applicable RSU award agreement, be hereby approved, and THAT the Board be and is hereby authorized to exercise all rights and powers as it may in its sole discretion consider necessary or expedient to give full effect to the proposed grant of 1,752,984 RSUs to Mr. Qiu and the allotment and issue of the Class A ordinary shares and/or the American depositary shares of the Company (the “ADS(s)”) upon the vesting of the RSUs to Mr. Qiu, and THAT any and all such acts to effect the aforesaid grant be and are hereby approved, confirmed and ratified.”

5.	“THAT:

(a)	subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined in this resolution) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make, issue or grant offers, agreements or options (including but not limited to warrants, bonds and debentures convertible into Class A ordinary shares or ADSs) which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall be in addition to any other authorization given to the Directors during the Relevant Period (as hereinafter defined) and shall authorize the Directors to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into Class A ordinary shares or ADSs) which would or might require the shares in the capital of the Company to be issued or allotted either during or after the end of the Relevant Period (as hereinafter defined);

(c)	the total number of Class A ordinary shares or ADSs allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) an issue of Class A ordinary shares or ADSs upon the vesting of RSUs or exercise of options which may be granted under any share incentive plan or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries or any other person of shares or rights to acquire Class A ordinary shares or ADSs; or (iii) any scrip dividend schemes or similar arrangements providing for the allotment and issue of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20% of the total number of shares of the Company in issue as of the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever occurs first:

(i)	the conclusion of the first annual general meeting of the Company following the passing of this ordinary resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable laws of the Cayman Islands to be held; or

(iii)	the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

“Rights Issue” means an offer of shares of the Company or issue of option, warrants or other securities of the Company giving the right to subscribe for shares of the Company, open for a period fixed by the Directors to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their then holdings of such shares (or, where appropriate, such other securities) (subject in all cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

6.	“THAT:

(a)	subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to buy back its own Class A ordinary shares or ADSs, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall be in addition to any other authorization given to the Directors and shall authorize the Directors on behalf of the Company during the Relevant Period to procure the Company to purchase its Class A ordinary shares or ADSs at a price determined by its Directors;

(c)	the total number of Class A ordinary shares or ADSs which are authorized to be bought back by the Directors pursuant to the approval in paragraph (a) above during the Relevant Period (as hereinafter defined) shall not exceed 10% of the total number of shares of the Company in issue as of the date of the passing of this resolution, and the authority granted pursuant to paragraph (a) above shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever occurs first:

(i)	the conclusion of the first annual general meeting of the Company following the passing of this ordinary resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable laws of the Cayman Islands to be held; or

(iii)	the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

7.	“THAT conditional upon the passing of resolutions nos. 5 and 6 of this notice being passed, the general mandate granted to the Directors pursuant to resolution no. 5 be and is hereby extended by the addition thereto of an amount representing the total number of shares of the Company bought back by the Company under the authority granted pursuant to the resolution no. 6, provided that such amount shall not more than 10% of the total number of shares of the Company in issue as of the date of the passing of this resolution.”

Further details of the proposals above are set out in the circular for AGM (which circular is hereby incorporated into this notice by reference).

ORDINARY SHARES RECORD DATE AND ADS RECORD DATE

The Board of Directors of the Company has fixed the close of business on Tuesday, May 16, 2023, Hong Kong time, as the record date (the “Ordinary Shares Record Date”) of ordinary shares of the Company, par value US$0.0001 per share (“Ordinary Shares”). Holders of record of the Company’s Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”), as of the close of business on Tuesday, May 16, 2023, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A ordinary shares, par value US$0.0001 per share, must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend or vote at the AGM.

We encourage shareholders planning to attend the AGM in person to preregister by sending an email to ir@baozun.com.

Any holder of Ordinary Shares and any duly appointed proxy or corporate representative of a holder of Ordinary Shares, or any other person claiming a right to attend the AGM, must be, and must appear to be healthy to attend the AGM both at the point of entry and throughout the proceedings of the meeting. Any person who is not in such condition at all relevant times, or who does not comply with any precautionary measures being implemented, in each case in the reasonable view of any officer or agent of the Company, may be refused entry to the AGM, or may be instructed to leave the AGM at any time. All officers and agents of the Company reserve the right to refuse any person entry to the AGM, or to instruct any person to leave the AGM, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Ordinary Shares as of the Ordinary Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Ordinary Shares) or ADS voting card (for holders of ADSs) and also the circular for AGM for further details and instructions. The circular for AGM and the form of proxy are also available for viewing on the “Investor Relations - Shareholder Meeting” section of our website at http://ir.baozun.com, website of the U.S. Securities and Exchange Commission at www.sec.gov and website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

Holders of record of the Company’s Ordinary Shares as of the Ordinary Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying form of proxy to us (for holders of Ordinary Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the form of proxy by no later than 2:00 p.m. on Tuesday, June 13, 2023, Hong Kong time to ensure your representation at the AGM, and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York time, on Wednesday, June 7, 2023 to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the AGM.

By Order of the Board of Directors of Baozun Inc.

/s/Vincent Wenbin Qiu

Vincent Wenbin Qiu

Chairman

Hong Kong

May 16, 2023